

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2013

<u>Via E-mail</u>
Mr. Michael A. Weiss
Chief Executive Officer
Express, Inc.
1 Express Drive
Columbus, OH 43230

      Re: Express, Inc.
               Form 10-K for Fiscal Year Ended
               January 28, 2012
               Filed March 23, 2012
               File No. 001-34742

Dear Mr. Weiss:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                       Sincerely,

                                       /s/Tia L. Jenkins

                                       Tia L. Jenkins
                                       Senior Assistant Chief Accountant
                                         Office of Beverages, Apparel, and
                                       Mining